Exhibit 99.1

Convenience Translation

Invitation to the Annual General Meeting

Fresenius Medical Care AG & Co. KGaA

Hof

ISIN: DE0005785802 // Securities Identification No.: 578580

ISIN: DE000A2DA679 // Securities Identification No.: A2DA67

ISIN: US3580291066 // CUSIP: 358029106

We hereby invite our shareholders to the

Annual General Meeting

to be held on Thursday, 11 May 2017, at 10:00 a.m. at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

I. Agenda

1.                                      Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the explanatory report by the General Partner on the information pursuant to sections 289 (4), 315 (4) of the German Commercial Code (Handelsgesetzbuch - HGB) and the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2016; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2016

The Supervisory Board endorsed the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz - AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; the other aforementioned documents are to be made accessible to the General Meeting without requiring the passing of any additional resolution.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2016 as presented, showing a profit of EUR 4,494,135,225.09 be approved.

2.                                      Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements in the amount of EUR 4,494,135,225.09 for fiscal year 2016 as follows:

Payment of a dividend of EUR 0.96 for each of the 306,221,840 shares entitled to a dividend	EUR	293,972,966.40

Profit carried forward to new account	EUR	4,200,162,258.69

Distributable profit	EUR	4,494,135,225.09

The proposal on the allocation of distributable profit reflects the 999,951 treasury shares currently held directly by the Company that are not entitled to a dividend pursuant to section 71b AktG.

Pursuant to an amendment of section 58 (4) AktG, dividend payments are now due on the third business day following the relevant resolution by the Annual General Meeting. Therefore, the dividend is due on 16 May 2017.

3.                                      Resolution on the approval of the actions of the General Partner for fiscal year 2016

The General Partner and the Supervisory Board propose to approve the actions of the General Partner of the Company during fiscal year 2016.

4.                                      Resolution on the approval of the actions of the Supervisory Board for fiscal year 2016

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company during fiscal year 2016.

5.                                      Election of the auditor and consolidated group auditor for fiscal year 2017

The Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee (Prüfungs- und Corporate-Governance-Ausschuss), proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for fiscal year 2017.

II. Further information regarding the convening of the Annual General Meeting

Total number of shares and voting rights

At the time of the convening of the Annual General Meeting, the share capital of the Company is composed of 306,289,951 non-par value shares and consists solely of bearer shares, of which each share grants one vote. Therefore, the total number of voting rights at the time of the convening of the Annual General Meeting amounts to 306,289,951 voting rights. At the time of the convening of the Annual General Meeting, the Company holds a total of 999,951 treasury shares which do not entitle the Company to any voting rights or any other rights.

Participation in the General Meeting and exercise of the voting rights

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 4 May 2017 (24:00 hours Central European Summer Time — CEST), at the latest at the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to attend the General Meeting are entitled to participate and vote in the Annual General Meeting. As evidence of their entitlement to attend the General Meeting and to exercise their voting right, shareholders must, by the end of 4 May 2017 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or English language to the aforementioned address referring to the beginning of 20 April 2017 (00:00 hours CEST) (“Evidence Date”).

Significance of the Evidence Date

As regards the participation in the General Meeting and the exercise of the voting right only such persons qualify as shareholders of the Company who have provided evidence of their shareholding. The right of participation and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even in case of a complete or partial sale of the shareholding after the Evidence Date, this has no effect on the entitlement to participate and on the voting right. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate and vote for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Evidence Date has no significance for the entitlement to a dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the Annual General Meeting.

Proxy voting procedure

Shareholders may also have their voting rights in the Annual General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the proxy, its revocation and the evidence of authorization to be presented to the Company require the text form; financial institutions, shareholders’ associations and persons equated thereto according to sections 135 (8) AktG and 135 (10) AktG in connection with section 125 (5) AktG may — to the extent powers of attorney are issued to them — provide for deviating provisions.

The evidence of the appointment of an authorized person may either be presented at the entrance to the meeting venue of the General Meeting on the day of the General Meeting or be submitted in advance to the following address:

Fresenius Medical Care AG & Co. KGaA

- Investor Relations -

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany

Telefax: +49 (0)6172 609-2301

E-Mail: hauptversammlung@fmc-ag.com

In case the proxy or the evidence of the appointment of an authorized person is submitted to the Company in advance to the postal address, fax number or e-mail address stated above, we may for organizational reasons ask for a corresponding submission by 9 May 2017 (24:00 hours CEST).

Procedure regarding Company-named proxies acting on shareholders’ voting instructions

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of powers of attorney by shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney in text form as well as express and unambiguous instructions for the exercise of the voting right. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

Powers of attorney including voting instructions for the proxies named by the Company may already be submitted to the Company prior to the General Meeting. In this case, powers of attorney and voting instructions must be received by the Company for organizational reasons until 9 May 2017 (24:00 CEST) at the following address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

Irrespective of the above, shareholders may issue powers of attorney and voting instructions to proxies named by the Company during the General Meeting until the commencement of the casting of the votes.

Further information on the proxy voting procedure

The shareholders shall receive forms for powers of attorney and for voting instructions as well as further information regarding the issuing of powers of attorney together with the entrance ticket.

Timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any granting of powers of attorney after the registration has occurred.

Rights of shareholders

Supplemental requests to the agenda at the request of a minority according to section 278 (3) AktG in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is Monday, 10 April 2017 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they are holding the minimum quantity of shares for at least ninety days prior to the day of the receipt of the supplemental request and that they hold the shares until the General Partner’s decision on the supplemental request (section 278 (3) AktG in connection with section 122 (2), (1) sentence 3 AktG).

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

- Vorstand -

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany

Motions and proposals for election by shareholders according to section 278 (3) AktG in connection with sections 126 (1), 127 AktG

Prior to the General Meeting shareholders may send countermotions to the Company regarding proposals made by the General Partner and the Supervisory Board pertaining to a specific item on the agenda. Shareholders may also submit proposals for the election of the auditors. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Countermotions and proposals for election to be made accessible that have been received at the address mentioned below at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. 26 April 2017 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and any reasons given under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting.

Any comments of the management will also be published under this internet address.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA

- Investor Relations —

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany
Telefax: +49 (0)6172 609-2301

E-Mail: hautpversammlung@fmc-ag.com

Countermotions and proposals for election sent to any other address cannot be taken into account.

Countermotions and reasons given do not need to be made accessible under the prerequisites set out in section 126 (2) sentence 1 AktG. According to section 126 (2) sentence 2 AktG, the reasons for a countermotion also do not need to be made accessible if they amount to more than 5,000 characters in total.

Section 126 AktG applies analogously to the proposal of a shareholder for the election of the auditors pursuant to section 127 AktG. Proposals for the election of the auditors according to section 127 AktG will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity.

Shareholders’ information rights according to section 278 (3) AktG in connection with section 131 (1) AktG

Information on the affairs of the Company including the legal and business relationships with affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every shareholder upon the latter’s request in the General Meeting. This only applies to the extent the information is necessary for a proper evaluation of the item on the agenda.

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting.

Availability of documents

The following documents and the further information to be made available pursuant to section 278 (3) AktG in connection with section 124a AktG are also available on the Company’s website under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting:

1)                 the annual financial statements and consolidated group financial statements approved by the Supervisory Board for fiscal year 2016;

2)                 the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group for fiscal year 2016;

3)                 the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2016;

4)                 the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) HGB;

5)                 the General Partner’s proposal on the allocation of distributable profit;

6)                 the annual report for the Fresenius Medical Care Group for fiscal year 2016 which contains the Report on Corporate Governance including the Remuneration Report as well as the Declaration on Corporate Governance for fiscal year 2016; and

7)                 the report of the Joint Committee of the Company dated 17 March 2017.

These documents will also be made available at the General Meeting of the Company.

From the day of the convening of the General Meeting, the aforementioned documents are available for inspection by shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany. Upon request, each shareholder shall receive a copy of the aforementioned documents without undue delay and free of charge.

Transmission in sound and vision

The Chairman of the General Meeting may order to broadcast the speech of the Chairman of the Management Board of the General Partner in sound and vision on the day of the General Meeting. In this case, it can be followed live on the Company’s website under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting.

Hof, March 2017

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board